Exhibit 4.9

DESCRIPTION OF Securities

Common Shares

The authorized capital of NioCorp Developments Ltd., a British Columbia corporation (the “Company”), consists of an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the Company’s Board of Directors. The Common Shares are entitled, upon liquidation, dissolution, or winding up of the Company, to receive the remaining assets of the Company available for distribution to shareholders. There are no pre-emptive, conversion, or redemption rights attached to the Common Shares.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of the Company, other than Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following generally summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980) (the “Convention”) to the holding and disposition of Common Shares.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the CRA. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial, or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

Comment is restricted to holders of Common Shares, each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the United States, (ii) is a “qualifying person” under and entitled to the benefits of the Convention, (iii) holds all Common Shares as capital property, (iii) holds no Common Shares that are “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder, (iv) deals at arm’s length with and is not affiliated with the Company, (v) does not and is not deemed to use or hold any Common Shares in a business carried on in Canada, and (vi) is not an insurer that carries on business in Canada and elsewhere (each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be regarded by the Canada Revenue Agency (the “CRA”) as entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds Common Shares should consult their own tax advisers regarding the extent, if any, to which the CRA will extend the benefits of the Convention to the entity in respect of its Common Shares.

Generally, a holder’s Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade (i.e., speculation), and does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities.

Disposition of Common Shares

A holder will not be subject to tax under the Canadian Tax Act in respect of the disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder at the time of disposition and is not exempt from the tax pursuant to the Convention.

Generally, a holder’s Common Shares will not constitute “taxable Canadian property” of the holder at a particular time at which the Common Shares are listed on a “designated stock exchange” (which currently includes the Toronto Stock Exchange (the “TSX”)) unless both of the following conditions are true:

(i)	at any time during the 60-month period that ends at the particular time, 25% or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of:

(A)	the holder;
(B)	persons with whom the holder did not deal at arm’s length; and
(C)	partnerships in which the holder or a person referred to in clause (B) holds a membership interest directly or indirectly through one or more partnerships; and
(ii)	at any time during the 60-month period that ends at the particular time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, one or any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

As the Common Shares do not derive their value from property in Canada, the Common Shares should not be “taxable Canadian property”.

Taxation of Dividends

A holder to whom the Company pays or is deemed to pay a dividend on the holder’s Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the holder is a company which is the beneficial owner of at least 10% of the voting stock of the Company, 5%) of the gross amount of the dividend.

Warrants

From time to time, the Company has outstanding Common Share purchase warrants, with each Common Share purchase warrant exercisable for one Common Share. The exercise price per Common Share and the number of Common Shares issuable upon exercise of the Common Share purchase warrants is subject to adjustment upon the occurrence of certain events, including, but not limited to, the following:

•	the subdivision or re-division of the Company’s outstanding Common Shares into a greater number of Common Shares;

•	the reduction, combination or consolidation of the Company’s outstanding Common Shares into a lesser number of Common Shares;

•	the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Common Share purchase warrants or any outstanding options);

•	the reorganization of the Company or the consolidation or merger or amalgamation of the Company with or into another body corporate; and

•	a reclassification or other similar change to the Company’s outstanding Common Shares.

The Company will issue the Common Shares issuable upon exercise of Common Share purchase warrants within five business days following its receipt of notice of exercise and payment of the exercise price, subject to surrender of the Common Share purchase warrants. Prior to the exercise of any Common Share purchase warrants, holders of the Common Share purchase warrants will not have any of the rights of holders of the Common Shares issuable upon exercise, including the right to vote or to receive any payments of dividends on the Common Shares issuable upon exercise.

The Lind Convertible Security

On February 19, 2021, pursuant to a convertible security funding agreement, dated February 16, 2021 (the “Lind Agreement”), between the Company and Lind Global Asset Management III, LLC (“Lind”), Lind advanced to the Company $10.0 million (subject to additional set off) in consideration of which the Company issued to Lind a convertible security (the “Lind Convertible Security”) with a face value of $11.7 million (representing $10.0 million in funding plus an implied 8.5% interest rate per annum for the term of the Lind Convertible Security).

The Lind Convertible Security has a term of (i) 24 months or (ii) 30 calendar days after the date on which the face value of the Lind Convertible Security is nil due to such amount having been fully converted and/or fully repaid (including with any applicable premium) in accordance with the terms of the Lind Agreement, whichever is earlier. The Lind Convertible Security constitutes the direct, general and unconditional obligation of the Company and ranks pari-passu with the Company’s other indebtedness. The Lind Convertible Security is guaranteed on a secured basis by 0896800 B.C. Ltd., a wholly-owned subsidiary of the Company (“0896800”), and Elk Creek Resources Corp., a wholly-owned subsidiary of 0896800 (“ECRC”).

The Lind Convertible Security is secured by all of the assets and property of the Company, including all of the issued and outstanding shares of 0896800 pledged by the Company, all of the issued and outstanding shares of ECRC pledged by 0896800, and certain real property and fixtures of ECRC. The liens securing the Lind Convertible Security rank pari-passu with the liens securing certain loans and a non-revolving credit facility provided by Mark A. Smith, the Company’s Chief Executive Officer, President, Executive Chairman and Director, to the Company (the “CEO Loans”) on all amounts up to $4.0 million. The liens securing the Lind Convertible Security rank senior to the liens securing the CEO Loans on any amount that is owed by the Company to Mr. Smith in excess of $4.0 million.

Pursuant to the Lind Agreement, Lind is entitled to convert the Lind Convertible Security into Common Shares in monthly installments over its term at a price per Common Share equal to 85% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the date on which Lind provides notice to the Company of its election to convert. Subject to certain exceptions, the Lind Agreement contains restrictions on how much of the Lind Convertible Security may be converted in any particular month. The Lind Agreement also provides the Company with the option to buy back the remaining face amount of the Lind Convertible Security in cash at any time; provided that, if the Company exercises such option, Lind will have the option to convert up to 33.33% of the remaining face amount into Common Shares at the price described above. In addition, Lind is entitled to accelerate its conversion right to the full amount of the face value of the Lind Convertible Security or demand repayment thereof in cash upon the occurrence of an event of default and other designated events described in the Lind Agreement.

The foregoing is intended as a description of the material terms of the Lind Convertible Security only and is qualified in its entirety by reference to the full text of the Lind Agreement, a copy of which is filed as an exhibit to the Company’s Annual Report on Form 10-K to which this Description of Securities is filed as an exhibit.

The Nordmin Convertible Note

On December 18, 2020, the Company issued to Nordmin Engineering Ltd. (“Nordmin”) a convertible note (the “Nordmin Convertible Note”) in the initial aggregate principal amount of approximately $1.9 million pursuant to a convertible note and warrant subscription agreement, dated December 18, 2020 (the “Nordmin Agreement”), between the Company and Nordmin, under which Nordmin agreed to subscribe for and purchase the Nordmin Convertible Note and 500,000 Common Share purchase warrants, exercisable at a price per Common Share of C$0.80, expiring December 18, 2022, for a subscription price of approximately $1.8 million. This amount was set off against the amount owed to Nordmin by the Company for past services. Pursuant to the terms of the Nordmin Agreement, on December 18, 2020, the Company issued 836,551 Common Shares to Nordmin upon an initial conversion of approximately $0.5 million in aggregate principal amount of the Nordmin Convertible Note at a conversion price of C$0.684 per share.

The Nordmin Convertible Note will mature on December 18, 2021 and has no stated interest rate, an implied interest rate of 5% per annum and, subject to certain terms and conditions, is convertible into up to 4,500,000 Common Shares at a conversion price of 92% of the five-day volume-weighted average price of the Common Shares on the TSX at the time of conversion. The Nordmin Convertible Note contains restrictions on how much of the principal amount may be converted in any 30-day period. The Nordmin Convertible Note also provides the Company with the option to prepay, in whole or in part, any outstanding principal amount thereunder, upon three days’ notice to Nordmin. In addition, Nordmin is entitled to accelerate the maturity of the Nordmin Convertible Note and require the Company to prepay the outstanding principal amount upon the occurrence of an event of default and other designated events described in the Nordmin Convertible Note. The Nordmin Convertible Note constitutes the direct, general and unconditional obligation of the Company. The Nordmin Convertible Note is unsecured and ranks effectively junior to the Company’s secured indebtedness, including under the Lind Convertible Security and the CEO Loans, to the extent of the value of the assets securing such indebtedness.

The foregoing is intended as a description of the material terms of the Nordmin Convertible Note only and is qualified in its entirety by reference to the full text of the Nordmin Convertible Note, a copy of which is filed as an exhibit to the Company’s Annual Report on Form 10-K to which this Description of Securities is filed as an exhibit.